BRF S.A.

PUBLICLY HELD COMPANY CNPJ 01.838.723/0001-27 NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 44, as of August 23, 2021, announces to its shareholders and the market in general that it received, on September 25th, 2023, after the market closed, a notice from Marfrig Global Foods S.A. (“Marfrig”) informing that it direct and indirectly holds 673,879,961 between common shares and American Depositary Receipts (“ADRs”), representing 40.0529% of the Company’s capital stock.

Marfrig further declared that:

(i)	The acquisition referred above aims to increase Marfrig’s shareholding in BRF, does not aim to change the current shareholding control composition nor the administrative structure of the Company; and
(ii)	No contracts or agreements have been executed by Marfrig regulating the exercise of voting right or the purchase and sale of the Company’s securities.

The original correspondence sent by Marfrig is attached to this Announcement to the Market.

São Paulo, September 25, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.

São Paulo, 25 de setembro de 2023.

BRF S.A.

Av. das Nações Unidas, n° 14401, 22º andar
CEP: 04730-090
São Paulo, SP, Brasil
At.: Fabio Luis Mendes Mariano - Vice-presidente de Finanças e DRI
Tel.: 55 (11) 2322-5377

Ref.: Aquisição de Participação Acionária Relevante

Prezados Senhores,

MARFRIG GLOBAL FOODS S/A (CNPJ/MF n.º 03.853.896/0001-40) ("**Marfrig**") vem, na forma do art. 12 da Resolução CVM n.º 44/2021, informar que passou a deter direta e indiretamente 673.879.961 entre ações ordinárias e American Depositary Shares (ADS) da BRF S.A, o que representa a participação de 40,0529% do total das ações de emissão da referida Companhia.

A Marfrig informa que a aquisição tem por objetivo incrementar a sua participação acionária na BRF, e não objetiva alterar a atual composição do controle ou a estrutura administrativa atual da BRF. A Marfrig informa, ainda, que não celebrou contratos ou acordos que regulem o exercício de direito de voto, ou a compra e venda de valores mobiliários de emissão da Companhia.

Atenciosamente,

Tang David
Vice-Presidente de Finanças e DRI
Marfrig Global Foods S.A

CONTATOS RI
Telefone: +55 (11) 3792-8907 www.marfrig.com.br/ri e-mail: ri@marfrig.com.br

Av. das Nações Unidas, 14401 Torre Jequitibá, 27º andar Chácara Santo Antônio CEP 04730-090 São Paulo – SP. **www.marfrigbeef.com**